Donald R. Reynolds

dreynolds@wyrick.com

November 25, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Kevin Dougherty

Re:	Blackbaud, Inc.

Annual Report on Form 10-K

Filed February 29, 2008

File No. 000-50600

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2008

Current Report on Form 8-K/A

Filed September 19, 2008

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated October 28, 2008. The comments are repeated below in italics for ease of reference.

U.S. Securities and Exchange Commission

November 25, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Technology and architecture, page 11

1.	You indicate in this section that you rely on software licensed from third parties that is used in research and development and integrated into your products. You state that you currently believe the loss of any third party technology integrated into your products would not have a material adverse effect on your business. However, you further state that your inability to obtain licenses for third party technology for future products could delay product development, which would in turn hurt your business and operating results. In a risk factor entitled “Our failure to integrate third party technologies could harm our business” on page 20 you disclose that your inability to continue to obtain the license of third party technology that is integrated into your products could delay product development until equivalent technology can be identified, licensed or developed and integrated. This in turn would harm your business and operating results. Please clarify if the loss of third party technology is a risk only for future product development, and not for your current products. In addition, to the extent your business is materially dependent on any third party license, the agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In its Annual Report on Form 10-K for the year ending December 31, 2008, Blackbaud intends to clarify that the loss of third-party technology is a material risk only for future product development, and not for its current products. The last two sentences under the heading “Technology and architecture,” which were on page 11 of last year’s Form 10-K could be rewritten to read as follows:

“We believe that the loss of any third-party technologies currently integrated into our products would not have a material adverse effect on our business, but this might change in the future. In addition, if we are unable to obtain licenses for third-party technology for future products, our product development could be delayed, which in turn could harm our business and operating results.”

Blackbaud will make similar, consistent changes to the risk factor entitled “Our failure to integrate third-party technologies could harm our business,” which was found on page 20 of last year’s Form 10-K.

Because Blackbaud has concluded that its business is not materially dependent on any third-party license, no such agreements need be discussed. Further, please be advised that Blackbaud has given appropriate consideration to filing these agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, and that it will do so with future license and other agreements as well.

U.S. Securities and Exchange Commission

November 25, 2008

Item 7. Management’s discussion and analysis of financial condition and results of operations, page 29

General

2.	In future filings please consider expanding your Overview section to include a more informative executive level discussion that addresses how management evaluates your financial condition and operating results, including a more detailed look at how you earn revenue, your prospects for future growth, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. For example, in presenting your prospects for future growth, consider presenting what management believes to be areas for your highest growth potential, namely:

•

Selling software-as-a-service (SaaS) licenses, under recurring subscription agreements of one to three years, and either a one time or recurring fee for access to software, which has been a target of your recent strategic acquisitions of Kintera, eTapestry, and The Target Companies;

•	Expanding international business, which had increased revenues of 38.2% and 17.0% in 2007 and 2006;

•

Securing new customers for your new offerings, including two of the largest sales in your history for the recently launched Enterprise CRM, a primary product line like The Raiser’s Edge that begins a new customer relationship from which future application/service sales derive;

•

Increasing internet offerings, such as Blackbaud NetCommunity, which allows nonprofits to develop online social networking communities for their constituents and that had sales growth of 60% on a year-over-year basis in 2007.

In future filings, beginning with Blackbaud’s Annual Report on Form 10-K for the year ending December 31, 2008, Blackbaud will consider expanding its Overview section, which was located on page 29 of last year’s Form 10-K, to include a more informative executive level discussion that addresses how management evaluates the company’s financial condition and operating results, including a more detailed look at how it earns revenue, its prospects for future growth, and any known trends, demands, commitments or uncertainties and their impact on the

U.S. Securities and Exchange Commission

November 25, 2008

company’s liquidity, capital sources or results of operations, and material risks and challenges facing the company. For example, in presenting its prospects for future growth, Blackbaud will consider presenting what management believes to be areas for its highest growth potential, including the items cited by the Staff in bullet points in its comment, above, and any other items that become relevant during or for the specific period covered by the future report.

3.	Please clarify, if true, that you do not have any off-balance sheet arrangements. See paragraph (a)(4) of Item 303 of Regulation S-K and Rule 12b-13 of the Exchange Act.

Blackbaud does not have any off-balance sheet arrangements and will clarify this fact in future filings, beginning with its next Annual Report on Form 10-K or other report requiring a certification.

Item 15. Exhibits and financial statement schedules

Exhibit 31.1 and 31.2

4.	You replaced the word “report” with “annual report” in paragraphs 2 and 3. The certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at www.sec.gov. In future filings please provide the correct form.

In future filings Blackbaud will provide certifications in the exact form set forth in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 23

5.	We note that performance-based annual bonuses are based upon predetermined corporate performance goals and individual performance goals. With regard to corporate performance goals, you have not disclosed the corporate performance targets underlying the cash bonuses paid to your named executive officers for fiscal year 2007. In addition, you have not disclosed the elements of Mr. Cumbaa’s individual performance goals, i.e. the revenue targets for the professional business unit. As these targets appear to be material to your compensation policy, they should be disclosed pursuant to Item 402(b)(2)(v) of Regulation S-K. If you have omitted the performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a detailed

U.S. Securities and Exchange Commission

November 25, 2008

analysis supporting your conclusion that disclosure of the performance targets would cause you competitive harm. If you believe you have a sufficient basis to keep the information confidential, discuss in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving performance measures are insufficient. For guidance, please refer to Question 118.04 of Division of Corporation Finance’s compliance and disclosure interpretations of Regulation S-K. With regard to the individual performance goals for Mr. Chardon, in future filings please disclose the qualitative inputs that are ultimately translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

To the extent the performance targets are a material element of Blackbaud’s executive compensation policies, as dictated by Question & Answer 118.04 of the Regulation S-K compliance and disclosure interpretation issued by the Division of Corporation Finance, Blackbaud will disclose in its future filings the performance targets for its named executive officers in accordance with Item 402(b)(2)(v) of Regulation S-K. This disclosure will be found in Compensation Discussion and Analysis, beginning with 2008 information in the definitive proxy materials to be filed in connection with Blackbaud’s annual meeting of stockholders to be held in the first half of 2009. Although it currently expects to make such disclosure, if and to the extent Blackbaud later concludes that it has a sufficient basis to keep the information confidential, it will discuss in the relevant future filings how difficult it would be for the executive or how likely it would be for Blackbaud to achieve the undisclosed performance targets.

Likewise, Blackbaud intends, in future filings, commencing with the proxy materials for its 2009 annual meeting of stockholders, to disclose the qualitative inputs that are ultimately translated into objective pay determinations with regard to the individual performance goals for Mr. Chardon.

Transaction with Related Persons, page 38

6.	You disclose that related person transactions will be approved by your audit committee or a majority of disinterested directors, and that they will be on terms no less favorable than could be obtained from unaffiliated third parties. You further disclose that the written charter of the audit committee authorizes the committee to review and approve related person transactions. The audit committee charter, as available on www.blackbaud.com, states that the audit committee will approve all related party transactions, but articulates no standards. Please confirm that in future filings you will disclose the standards to be applied, and clarify whether or not they are in writing, and if not, how such policies and procedures are evidenced, as called for by paragraph (b)(1) of Item 404 of Regulation S-K.

U.S. Securities and Exchange Commission

November 25, 2008

Blackbaud confirms that in future filings it will disclose the standards its audit committee applies in approving all related party transactions. Blackbaud will also clarify whether such standards are in writing and, if not, how they are evidenced, as called for by paragraph (b)(1) of Item 404 of Regulation S-K.

Form 8-K/A filed on September 19, 2008

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of the business acquired

7.	We note that you incorporated by reference from the Form 10-K filed on March 18, 2008 by Kintera, Inc. the financial statements of Kintera required to be filed by Item 9.01 of Form 8-K. Rule 12b-23 does not prevent the incorporation by reference of Form 10-K financial statements of the business to be acquired into a Form 8-K filed by the acquiring company, so long as copies of the pertinent pages of the Form 10-K are filed as an exhibit to the Form 8-K. While Rule 12b-23(a)(3)(iii) states that information filed on Form 8-K need not be filed as an exhibit, this provision was added when Form 8-K was revised in 2004. The adopting release noted that “[f]inally, we have revised Exchange Act Rule 12b-23 to make clear that companies may incorporate by reference into their registration statements and reports information previously disclosed on Form 8-K without the requirement to file such Form 8-K reports as exhibits to the statements or reports.” See SEC Release No. 34-49424 available at www.sec.gov. Since the historical financial statements of Kintera, Inc. for the fiscal years ending December 31, 2007 and 2006 were not provided on a previously filed Form 8-K, please provide the pages that you incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008 pursuant to Rule 12b-23(a)(3) of the Exchange Act.

On or about the date hereof, Blackbaud filed a Form 8-K/A amending its Form 8-K/A filed on September 19, 2008 to provide the pages from the Kintera Annual Report on Form 10-K that Blackbaud incorporated by reference as exhibits to the Form 8-K/A filed on September 19, 2008 pursuant to Rule 12b-23(a)(3) of the Exchange Act.

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U.S. Securities and Exchange Commission

November 25, 2008

As requested, please be advised that Blackbaud hereby acknowledges that:

•	Blackbaud is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Blackbaud may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Blackbaud respectfully submits that the foregoing is appropriately responsive to the comment of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon

Timothy V. Williams

Jon Olson, Esq.